Decisions of the Board of Directors of Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") announces that the directors Juan José Echavarría and Luis Alberto Zuleta presented their resignations as independent members of the Company's Board of Directors, in the terms of the communication that the media previously released to the public. This resignation was presented and made known to the Board of Directors on August 30, 2024. This resignation will become effective on the date that the minutes of the previous meetings of the Board of Directors and Support Committees in which they participated are approved.

The Company informs that the content of the following resignation letter corresponds exclusively to the opinions of the directors Juan José Echavarría and Luis Alberto Zuleta. Below is a convenience translation of their resignation letter:

“[Convenience Translation]

Bogota, August 30th, 2024

Sirs.

Ecopetrol S.A.

Attn. Board of Directors

Attn. Ricardo Roa, CEO of Ecopetrol

Attn. German Gonzalez, General Secretary, Ecopetrol

Attn. Nation – Ministry of Finance

Attn. Andres Velazco – President of Asofondos

Resignation from Ecopetrol's Board of Directors

After extensive deliberations, in February 2024, the Business and Audit Committees from Ecopetrol unanimously recommended to the Board of Directors that the company pursue the activities related to the acquisition of an amount between 20% and 30% of the assets of the Crownrock Project, owned by Occidental Petroleum Company (Oxy) in the Permian Basin in the United States.

The approval of this project considered the favorable impact it would have on the company's net income, production, and reserves, and highlighted its minimal environmental impacts. It was noted that the level of indebtedness was considerable but manageable. In May 2024, the Board of Directors approved, by majority vote (seven in favor and two against), the acquisition of 30% of this project, and on July 17th, it was announced to the market that negotiations with Oxy were underway.

In the afternoon of July 31st, 2024, we were informed that during an informal meeting in Piedecuesta, Bucaramanga, President Gustavo Petro expressed to Ricardo Roa and various members of the Board his disagreement with the project for three main reasons: it involved investment in fracking, it would increase Ecopetrol's leverage, and it meant directing resources from Colombia abroad. The Board then decided, by majority, not to proceed with the deal (our vote remained in favor, of course). Furthermore, it was considered impossible to execute the project without the Government's support. July 31st was the last day to communicate our decision to Oxy without incurring in any penalties.

We believe that the project was essential to protect the future of Ecopetrol and its more than 250,000 shareholders, for the reasons outlined in this document, and its rejection motivates our resignation from the Board of Directors of Ecopetrol S.A.

Without the resources that the project would provide in the future, Ecopetrol's finances will deteriorate, and the transfers to the National Government will be reduced. Ecopetrol currently contributes approximately 4 points of the GDP to the Nation through taxes, investment, royalties, and dividends—an amount equivalent to the Government's total spending on education, 1.5 times retirement expenses, and 2.1 times the healthcare expenditure. It contributes between 10% and 15% of the Nation's total revenues each year. The lack of contribution from Ecopetrol and the Oslo project will come out of the pockets of the Colombian citizens. Ecopetrol produces 80% of the natural gas used by more than 10 million consumers.

This resignation will become effective once we have the opportunity to approve the minutes of the previous Board of Directors meetings, which we hope will be provided to us for approval within the next month from the date of this notice.

We kindly request that, in compliance with applicable law, and given that these decisions have an evident material impact, this communication be released as relevant information.”

The Board of Directors will continue to be comprised of its other members, in accordance with current and applicable regulations.

Bogota D.C., August 30, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co